UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934

MPM Acquisition Corp.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Dr. Luke Evnin
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. None

1.	Name of Reporting Person.
	I.R.S. Identification Nos. of above persons (entities only).

	Luke Evnin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)		AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization		United States of America

Number of	7.	Sole Voting Power
Shares Bene
ficially Owned	8.	Shared Voting Power	5,000,000
By Each
Reporting	9.	Sole Dispositive Power
Person With
	10.	Shared Dispositive Power	5,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of MPM Acquisition Corp., a Delaware corporation, whose principal executive offices are located at c/o MPM Asset Management LLC, 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116 (the “Issuer”).

Item 2.  Identity and Background

(a) The name of the reporting person is Luke Evnin (the “Reporting Person”).

(b) The business address of the Reporting Person is 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is the Managing Member of Medical Portfolio Management, LLC (“MPM LLC”), located at 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On February 4, 2008, MPM Asset Management LLC, a Delaware limited liability company (“MPM Asset Management”), purchased 5,000,000 shares of the Common Stock directly from the Issuer for an aggregate purchase price equal to $50,000.

As of the date hereof, MPM Capital LP (“MPM Capital”) owns and manages MPM Asset Management and has voting and investment control over the securities owned by MPM Asset Management. Accordingly, MPM Capital may be deemed to be an indirect beneficial owner of the 5,000,000 shares of Common Stock. MPM Capital’s general partner is Medical Portfolio Management, LLC (“MPM LLC”) and, therefore, MPM LLC may be deemed a beneficial owner of MPM Asset Management’s shares of Common Stock. MPM LLC is controlled by Dr. Luke Evnin and Dr. Ansbert Gadicke. Dr. Evnin has shared voting and investment control of the securities owned by MPM LLC and therefore may be deemed a beneficial owner thereof.

The source of funds used to purchase the securities reported herein was the working capital of MPM Asset Management over which the Reporting Person has shared investment discretion.

No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction

The purpose of the acquisition of the Common Stock is for investment.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 5,000,000 shares of Common Stock, representing 100% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s Form 10, filed on April 16, 2008.)

(b) The Reporting Person has the shared right to vote and dispose, or direct the disposition, of the 5,000,000 shares of Common Stock owned by the Reporting Person.

(c) The 5,000,000 shares of Common Stock reported herein were acquired by MPM Asset Management from the Issuer effective February 4, 2008.

(d) Other than the Reporting Person and Dr. Ansbert Gadicke, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,000,000 shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2008	/s/ Luke Evnin
Luke Evnin